UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Eni SpA

(Exact name of registrant as specified in its charter)

Republic of Italy

(State or other jurisdiction of incorporation or organization)

1-14090

Commission file number

1, piazzale Enrico Mattei – 00144 Roma - Italy

(Address of principal executive offices)

Massimo Mondazzi
Eni SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese (Milan) - Italy
Tel +39 02 52041730 - Fax +39 02 52041765
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) chip7235 for the reporting period from January 1 to December 31, 2017.

This Specialized Disclosure Report on Form SD (Form SD) for the year ended December 31, 2017, is required by Rule 13p-1 of the Securities Exchange Act of 1934 (the "Final Rule"). The Final Rule was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Section 1502"). In accordance with the Final Rule, we are required to provide annual disclosure regarding products manufactured during the year that contained "conflict minerals" that are necessary to the functionality or production of those products. The Final Rule defines conflict minerals as columbite-tantalite, cassiterite, wolframite and gold, and their derivatives, which are currently limited to tin, tungsten, tantalum and gold ("3TG").

Form SD

In the event we determine that conflict minerals were necessary to the functionality or production of a product ("Necessary Conflict Minerals") that we manufactured or contracted to be manufactured, we are required to conduct a "Reasonable Country of Origin Inquiry" ("RCOI") reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, and file a Form SD describing the RCOI conducted and its results. If we conclude based on the findings of our RCOI that we have reason to believe any of our Necessary Conflict Minerals may have originated in the Covered Countries and that they may not be from recycled or scrap sources, then we must exercise due diligence on the source and chain of custody of the Necessary Conflict Minerals.

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Conflict Minerals Report

In accordance with the Final Rule, we are required annually to submit to the SEC a report, the Conflict Minerals Report (CMR), as an exhibit to the Form SD where we have reason to believe that any of our Necessary Conflict Minerals may have originated in the Covered Countries, or where we are unable to determine the country of origin of those conflict minerals.

The CMR must include:

•	A description of the measures we have taken to exercise due diligence on the source and chain of custody of those Necessary Conflict Minerals.
•	A description of the products manufactured or contracted to be manufactured.
•	The efforts to determine the mine or location of origin with the greatest possible specificity.
•	The facilities used to process the Necessary Conflict Minerals in those products, if known.
•	The country of origin of the Necessary Conflict Minerals in those products, if known.
•	A description of the steps taken or that will be taken to improve due diligence.

Company Overview

Eni SpA (Eni) is a publicly listed company. The Italian State is our largest shareholder with a 30.1% stake. Our common stock is listed on the New York Stock Exchange (NYSE).

Eni’s principal segments of operations are described below.

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, and LNG operations, worldwide.

Eni’s Gas & Power segment engages in the supply, trading and marketing of gas, LNG and electricity, international gas transport activities and commodity trading and derivatives. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity.

Eni’s Refining & Marketing business engages in the manufacturing of petroleum products from crude oil or other feedstock, including renewables, and in the marketing of a wide range of fuels and lubricants in retail and wholesale markets mainly in Italy and in the rest of Europe.

Through its wholly-owned subsidiary Versalis, the Group engages in the production and marketing of basic petrochemical products, plastics and elastomers. Activities are concentrated in Italy and in Europe. For financial reporting purposes, the results of Versalis are aggregated with those of R&M, in the reportable segment “R&M and Chemicals” because the two segments exhibit similar economic characteristics.

The segment “Corporate and other activities” includes the results of the corporate departments that provide support services to the business units (finance, treasury, IT, HR, administrative and general services, a captive insurance activity, etc...), the result of the activity of environmental clean-up and remediation of certain industrial hubs in Italy which were divested, shut down or restructured years ago and finally the results of the newly-established business of energy solutions that engages in the development of renewable energies.

In this report on form SD and the exhibit attached hereto on the conflict minerals, the terms "Eni", the "Group", "we", "us" or the "Company" refer to the parent company Eni SpA and its consolidated subsidiaries and, unless the context otherwise requires, their respective predecessor companies.

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Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

We have conducted an evaluation of our product portfolio and we have determined that there is only one broad product category sold to third parties which may contain conflict minerals as defined in Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1):

•	Fuels manufactured by our Refining & Marketing segment which include gasoline, gasoil, jet fuels, heating oil, lubricants, bitumen and other products. At our refining and manufacturing plants and facilities, we employ catalysts in the production process, which contain conflict minerals and are necessary to the production of the fuels. We assume it is possible that trace amounts of catalysts may be found in the final products (because, although catalysts are washed out in the production process there is no de minimis standard in accordance with the Final Rule). In future, however, we may be able to conclude, based on appropriate testing, that no catalysts are present in our Refining & Marketing final products or that, in any event, our Refining & Marketing products are not covered by the Final Rule. The procurement of catalysts constitutes a very small portion of our global purchases of raw materials and other production inputs (less than 0.1% on a consolidated basis). Furthermore, the amount of conflict minerals employed in our catalysts is immaterial.

Description of the Reasonable Country of Origin Inquiry

Overview

In accordance with the Final Rule, we have concluded that during the 2017 calendar year we manufactured products containing conflict minerals the use of which was necessary to the functionality or production of these products. We conducted a good faith RCOI, which we believe is reasonably designed to assess whether the Necessary Conflict Minerals in our products originated from any Covered Countries or were from recycled or scrap sources.

We directed and coordinated the execution of the RCOI at Group level. Our segment and subsidiaries which were determined to be within the scope of the Final Rule were responsible for performing a risk-based analysis to identify direct suppliers to be included within the RCOI. This analysis included focusing on the suppliers presenting the highest risk of providing us with Necessary Conflict Minerals for the manufacture of our products and was based on segment and subsidiaries expertise and product knowledge. We intend to reassess our product portfolio and supply chain on an ongoing basis in future years.

Reasonable Country of Origin Inquiry

Our Refining & Marketing segment performed the RCOI as follows:

As the number of direct suppliers of catalysts used in our refining processes is limited, we inquired with each of our catalyst suppliers regarding the country of origin of the Necessary Conflict Minerals using the Conflict Minerals Reporting Template questionnaire developed by the Electronic Industry Citizenship Coalition - Global e-Sustainability Initiative (EICC/GeSI). All but one of these catalyst suppliers were affiliated to US listed companies or were US filers themselves and have established conflict minerals programs and policies. The non-US listed supplier informed us that it has established a policy for the responsible sourcing of conflict minerals for the purpose of complying with our request of establishing a responsible supply chain.

Results of the RCOI

As a result of the RCOI conducted as described above, 100% of the catalyst suppliers in the R&M business which were surveyed have provided a response to us. Although the responses received are not yet complete in all cases, our suppliers have identified most of the smelters where they sourced their minerals, including where relevant if the smelters are included on, and have been certified by, the Conflict-Free Sourcing Initiative. We plan to continue to work closely with our catalysts suppliers in subsequent years to determine the countries of origin of our Necessary Conflict Minerals contained in our catalysts.

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Conclusion

As a result of the RCOI performed, considering that we were unable to identify the Country of Origin of all of our necessary conflict minerals and that our necessary conflict minerals are not from recycled or scrap sources, we have exercised due diligence in accordance with the Final Rule. The due diligence measures are described in the Conflict Minerals Report filed as exhibit to this report.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are posted to our website at http://www.eni.com/en_IT/sustainability/integrity-human-rights/human-rights-in-the-supply-chain.page.

Section 2 - Exhibits

Exhibit 2.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eni SpA

(Registrant)

/s/ MASSIMO MONDAZZI

Massimo Mondazzi

Chief Financial Officer

Date: May 29, 2018

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